June 17, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	NovaBay Pharmaceuticals, Inc. (the “Company”) Form S-3, File No. 333-211943

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective as of 5:00 p.m. (Eastern time) on Monday, June 20, 2016, or as soon as practicable thereafter.

The Company further acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NovaBay Pharmaceuticals, Inc.

		By:	/s/ Justin Hall
Justin Hall
Senior Vice President, General Counsel
cc:	Abby E. Brown, Squire Patton Boggs (US) LLP